FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________) This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration

Statement on Form F-3 (Reg. No.333-05972), in the Registrant's
Registration Statement on Form S-8 (Reg. No.333-8362)







7th May 2003

Ref No. 3232904

                             COLT Telecom Group plc

                                (the "Company")


In accordance with Chapter 16 of the Listing Rules, notification is hereby given that:

On 6 May 2003 Mr. Barry Bateman, a director and Chairman of the Board of the Company was appointed as a Trustee of the Fidelity International Charitable Foundation (the "FIL Foundation") which is a charitable foundation established in Bermuda.

The FIL foundation has an interest over 709,481 Ordinary shares of 0.25p each (less than 1% of the issued class) in the Company, which are held on its behalf by Fidelity International Limited ("FIL") under the terms of a voting trust.

FIL's holding in aggregate is 80,634,497 Ordinary shares of 0.25p each (approximately 5.3% of the issued class) in the Company.

On this appointment as a Trustee of the FIL Foundation Mr. Bateman is considered to have acquired a non-beneficial interest in the Foundation shares.

Name of contact and telephone
number for queries:
John Doherty: 0207 390 3681



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date:  7th May 2003                                  COLT Telecom Group plc

                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary